Sub-Item 77C-Submission of Matters to a Vote of Security
Holders


     A Special Meeting of Shareholders of The Dreyfus Premier Third Century Fund, Inc. (the "Fund") was held on December 18, 2002. Out of a total of 91,136,340.718 shares entitled to vote at the Meeting, a total of 50,272,031.328 shares were represented at the Meeting, in person or by proxy. Each of the following resolutions, as contained in the Combined Proxy Statement dated October 25, 2002 for the Fund and certain other funds in the Dreyfus Family of Funds, was duly offered for vote by ballot and was approved by vote of the holders of the Fund's outstanding shares as follows:

     RESOLVED, that the Fund change certain of its fundamental policies and investment restrictions to permit participation in a portfolio securities lending program, as described in the combined proxy statement attached to the notice of this meeting.

                                             No. of Shares Not
Affirmative Votes   Negative Votes      Votes Abstained     Voted
on this Proposal
 39,060,894.553     6,073,988.626       2,456,793.149
2,680,355.00


     RESOLVED, that the Fund change certain of its fundamental policies and investment restrictions to permit investment in other investment companies, as described in the combined proxy statement attached to the notice of this meeting.

                                             No. of shares Not
Affirmative Votes   Negative Votes      Votes Abstained     Voted
on this Proposal
38,809,855.316 6,420,308.388       2,361,512.624
2,680,355.00


     Further, each of the following named persons received the number of votes at the Meeting, in person or by proxy, set forth opposite their respective names as nominees for election as Board members and were elected to the Fund's
Board in addition to the Fund's current Board members, Joseph S. DiMartino, Lucy Wilson Benson and Clifford L.
Alexander, to serve until their successors are elected and qualified:

Nominees                                     Affirmative
                                        Votes     Votes
                                        Cast to Withhold
                                        Authority
David W. Burke      47,177,849.556 3,094,181.772
Whitney I. Gerard        47,169,237.586 3,102,793.742
Arthur A. Hartman        47,057,183.558 3,214,847.770
George L. Perry          47,156,776.377 3,115,254.951

     The changes to the Fund's policies and investment restrictions referenced in the foregoing resolutions are more particularly described as follows:

     Investment Companies. The Fund may invest in securities issued by other investment companies. Under the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. Investments in the securities of other investment companies may involve duplication of advisory fees and certain other expenses. The Fund also may invest its uninvested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program, in shares of one or more money market funds advised by the Fund's investment adviser, The Dreyfus Corporation ("Dreyfus"). Such investments will not be subject to the limitations described above, except that the Fund's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets.

     Lending Portfolio Securities. The Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by Dreyfus to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. The Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by Dreyfus, repurchase agreements or other high quality instruments with short maturities.

     Investment Restrictions. Investment Restriction Nos. 5 and 9 in the Fund's Statement of Additional Information dated October 1, 2002 now read as follows:

          The Fund may not:

          5.   Purchase securities of other
          investment companies, except to the
          extent permitted under the 1940 Act.

          9.   Lend any securities or make loans
          to others, except to the extent
          permitted under the 1940 Act (which
          currently limits such loans to no more
          than 33-1/3% of the value of the Fund's
          total assets) or as otherwise permitted
          by the Securities and Exchange
          Commission.  For purposes of this
          Investment Restriction, the purchase of
          debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and the entry into repurchase agreements shall not constitute loans by the Fund. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Board.

     Investment Restriction No. 5 is now a non-fundamental policy which may be changed by the Fund's Board members at any time without shareholder approval. The Fund and Dreyfus have received an exemptive order from the Securities and Exchange Commission which, among other things, permits the Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by Dreyfus in excess of limitations imposed by the 1940 Act.